SI

20008975

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

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SEC FILE NUMBER
8-67262

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triton Pacific Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

34232 Pacific Coast Highway, Suite B

(No. and Street)

(City)	(State)	(Zip Code)
	CA	92629

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Carroll (804) 893-3712

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FGMK, LLC

(Name – *if individual, state last, first, middle name*)

(Address)	(City)	(State)	(Zip Code)
333 Wacker Dr, 6th Fl	Chicago	IL	60606

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
MAR 03 2020
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael L. Carroll, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triton Pacific Securities, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HOA BACH DUONG
Notary Public
Commonwealth of Virginia
Registration No. 7740605
My Commission Expires Jan 31, 2021

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Triton Pacific Securities, LLC

Report Pursuant to Rule 17a-5(d)

Financial Statements

For the Year Ended December 31, 2019

This Filed as a Public Document in accordance with Rule 17a-5(d) under the Securities and Exchange Act of 1934

Contents

FGMK

Identifying opportunities. Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of
Triton Pacific Securities, LLC.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Triton Pacific Securities, LLC (the "Company") as of December 31, 2019, and the related statements of income, changes in members' equity, and cash flows for the year ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 4 to the financial statements, the Company was not in compliance with the net capital requirement under the Security and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) as of December 31, 2019 and at various times during the period from January 10, 2019 to February 24, 2020. Our opinion is not modified with respect to that matter.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information contained in Schedules I, II, and III required by Rule 17a-5 under the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. This supplementary information is the responsibility of Company's management. Our audit procedures included determining whether the supplementary information in Schedules I, II, and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the supplementary information presented in Schedules I, II, and III. In forming our opinion, we evaluated whether the supplementary information in Schedules I, II, and III, including its form and content, are presented in conformity with 17 C.F.R. § 240.17A-5. In our opinion, the supplementary information in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

FGMK, LLC

We have served as the Company's auditor since 2018.

Chicago, Illinois
March 2, 2020

Triton Pacific Securities, LLC
Statement of Financial Condition
December 31, 2019

Assets

Cash	$	29,466
Commissions receivable		30,599
Due from affiliates		188,668
Prepaid expenses		23,124
Right of use asset		160,433
Fixed assets, at cost, net of accumulated depreciation of $16,571		6,263
Deposits		4,400
Total assets	**$**	**442,953**

Liabilities and Members' Equity

Liabilities		
Accounts payable and accrued expenses	$	23,548
Commissions payable		80,517
Due to affiliates		106,054
Lease liability		163,868
Total liabilities		373,987
Members' Equity		68,966
Total Liabilities and Members' Equity	**$**	**442,953**

The accompanying notes are an integral part of these financial statements.

Triton Pacific Securities, LLC
Statement of Income
For the Year Ended December 31, 2019

Revenue from contract with customers	
Commissions and fees	$ 939,132
Reimbursed issuer offering costs	602,892
Total revenue	1,542,024
Operating expenses	
Salaries and wages	1,310,380
Issuer offering costs	602,892
Outside services	103,957
Office expense	76,072
Rent	71,509
Regulatory fees	37,304
Other general and administrative expenses	30,177
Professional fees	16,085
Telephone	12,004
Depreciation expense	4,442
Insurance	3,486
Total operating expenses	2,268,308
Net loss before reimbursement from affiliate	(726,284)
Reimbursement from affiliate	726,284
Net income	$ -

The accompanying notes are an integral part of these financial statements.

Triton Pacific Securities, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2019

Balance, December 31, 2018	$	68,966
Capital contribution		-
Net income		-
Balance, December 31, 2019	$	68,966

The accompanying notes are an integral part of these financial statements.

Triton Pacific Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash Flows from Operating Activities:	
Net income	$ -
Adjustments to reconcile net income to net cash used in operating activities	
Non-cash lease payments	37,023
Payments made on lease liability	(33,588)
Depreciation	4,442
Changes in operating assets and liabilities:	
Commissions receivable	23,141
Due from affiliates	(175,761)
Prepaid expenses	2,609
Deposits	2,686
Accounts payable and accrued expenses	(3,651)
Commissions payable	28,950
Net cash used in operating activities	(114,149)
Cash Flows from Financing Activities:	
Due to affiliates	85,545
Net cash flows provided by financing activities	85,545
Net decrease in cash	(28,604)
Cash at beginning of year	58,070
Cash at end of year	$ 29,466
Supplemental Information	
Taxes paid	$ 7,100

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization and Nature of Business

Triton Pacific Securities, LLC (the "Company") was organized in Delaware as a Limited Liability Company on January 6, 2006 under the name TP Securities, LLC. In 2007, the Company changed its name to Triton Pacific Securities, LLC. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and Securities Investors Protection Corporation ("SIPC"). The Company conducts business on a fully disclosed basis and does not hold customer funds and/or securities.

The Company conducts the following types of business as a securities broker-dealer:

- Private placement of securities
- Distribution of Business Development Companies

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company follows accounting principles generally accepted in the United States of America ("GAAP").

Revenue Recognition - The Company follows Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Revenue from contracts with customers includes commission income and fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company earns revenue from selling and distribution of fees for affiliated issuers. The performance obligation is the consummation of the sale of securities for each contract with a customer. The transaction price includes a dealer manager fee and is recognized as revenue when the performance obligation is satisfied, generally the trade date.

Additionally, the Company incurs certain costs related to the offerings on behalf of the affiliated issuers. Issuer reimbursement of these costs is recorded as revenue under ASC Topic 606 at the point in time the related expense is incurred as the performance obligation is satisfied at such date.

All of the Company's revenue was earned from two customers during the year ended December 31, 2019.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fixed Assets – Fixed assets are comprised of furniture and computers and are depreciated on a straight-line basis using estimated useful lives of three to ten years.

Income Taxes - The Company, with consent of its members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the member is taxed on the Company's taxable income. Therefore, no provision or liability for federal income taxes is included in these financial statements. The state of California has a similar treatment, although there exists a provision for a gross receipts tax and a minimum franchise tax of $6,800. The Company is organized in the state of Delaware. Delaware imposes an annual franchise tax of $300.

GAAP provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its federal and state organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examination by U.S. federal and state tax authorities from 2017 to the present, generally for three years after they are filed.

Leases - The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in one non-cancelable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use ("ROU") asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its internal, affiliate to affiliate, borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our internal borrowing rate based on the information available at the commencement date for all leases. The Company's internal borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment from an affiliate. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease

term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

Recent Accounting Pronouncements – In February 2016, the FASB issued Accounting Standards Update (ASU) 2016-02, Leases (Topic 842) to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Certain qualitative and quantitative disclosures are required, as well as a retrospective recognition and measurement of impacted leases. The Company adopted this standard effective January 1, 2019.

Note 3 – Related Party Transactions

Triton Pacific Capital Partners, LLC ("TPCP") may pay certain expenses of the Company upfront and receive reimbursement subsequent to the transactions. A balance of $106,054 was due to TPCP and other affiliated companies on December 31, 2019, and $188,668 was due from affiliated companies.

Effective June 1, 2018, the Company entered into an Expense Reimbursement Agreement with Restaurant Holdings Capital, LLC ("RHC"), an affiliate management company of TPCP. Pursuant to this Expense Reimbursement Agreement, $726,284 was reimbursable to the Company for the year ended December 31, 2019.

It is possible that the terms of certain of the related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

Note 4 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2019, the Company had net capital of ($153,489), which was a deficiency of $167,497 compared to its net capital requirement of $14,008. The Company also determined that there were net capital deficiencies at various times during the period from January 10, 2019 to February 24, 2020. The Company reported these deficiencies to FINRA and the SEC on February 25, 2020 and brought the net capital into compliance on February 25, 2020.

Note 5 – Leases

The Company has an obligation as a lessee for office space with initial non-cancelable terms in excess of one year. The Company classified this lease as an operating lease. This lease contains a renewal option for a period of three years. Because the Company is not reasonably certain to exercise this renewal option, the optional period is not included in determining the lease term, and

associated payments under this renewal option are excluded from lease payments. The Company's lease contains an early termination option for solely the tenant and does not contain restrictive financial or other covenants. Payments due under the lease contracts include fixed payments and an annual escalator on base rent. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The components of lease cost for the year ended December 31, 2019 are as follows:

Operating lease cost	$ 37,023
Variable lease cost	5,138
Short term lease cost	29,348
Total lease cost	$ 71,509

Amounts reported in the consolidated balance sheet as of December 31, 2019 were as follows:

Operating Leases:	
Operating lease ROU assets	$ 160,433
Operating lease liability	$ 163,868

Other information related to leases as of December 31, 2019 was as follows:

Supplemental cash flow information:	
Cash paid for amounts included in the measurement of lease liability:	
Operating cash flow from operating leases	$ 33,588
ROU assets obtained in exchange for lease obligations:	
Operating leases	$ 197,455
Weighted average remaining lease term:	
Operating leases	3.25 years
Weighted average discount rate:	
Operating leases	5.0%

At December 31, 2019, the future minimum lease payments under the noncancelable operating lease agreement were as follows:

Year ending December 31,		Amount
2020	$	53,592
2021		54,666
2022		55,764
2023		14,010
Subtotal		**178,032**
Less imputed interest		14,164
Total lease liabilities	$	**163,868**

Note 6 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2019 through March 2, 2020, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements.

Triton Pacific Securities, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2019

Computation of net capital		
Member's capital		$ 68,966
Less: Non-allowable assets:		
Due from affiliates	188,668	
Deposits	4,400	
Prepaid expenses	23,124	
Other assets	6,263	222,455
Net capital		$ (153,489)
Computation of net capital requirements		
Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness		$ 14,008
Minimum dollar net capital required		$ 5,000
Net Capital required (greater of above)		$ 14,008
Excess net capital		$ (167,497)
Computation of aggregate indebtedness		
Total aggregate indebtedness liabilities		$ 210,119
Aggregate indebtedness to net capital		-1.37

Note: There are no material differences between the above computation and the Company's corresponding unaudited amended FOCUS Report Part II of Form X-17A-5 as of December 31, 2019.

Triton Pacific Securities, LLC
Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2019

A computation of reserve requirement is not applicable to Triton Pacific Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Triton Pacific Securities, LLC
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2019

Information relating to possession or control requirements is not applicable to Triton Pacific Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Identifying opportunities.
Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of
Triton Pacific Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Triton Pacific Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Triton Pacific Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Triton Pacific Securities, LLC stated that Triton Pacific Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Triton Pacific Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Triton Pacific Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

FGMK, LLC

Chicago, Illinois
March 2, 2020

TritonPacific
Securities, LLC

March 2, 2020

FGMK, LLC
Attn: Barry Jacobs
333 W. Wacker Drive, 6th Floor
Chicago, IL 60606

Re: SEC Rule 17a-5(d)(1) and (4) Exemption Report

Dear Mr. Jacobs:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (2) (i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Triton Pacific Securities, LLC met the Section 204, 15c3-3 (k) (2) (i) exemption for the period January 1, 2019 to December 31, 2019.

Sincerely,

M. J. Carroll

Chief Financial Officer/ FINOP

34232 Pacific Coast Highway | Suite B | Dana Point | CA | 92629
TEL: 949.429.8500 | FAX: 844.943.4995

Identifying opportunities.
Delivering solutions.

To the Management of
Triton Pacific Securities, LLC
34232 Pacific Coast Highway, Suite B
Dana Point, CA 92629

In planning and performing our audit of the financial statements of Triton Pacific Securities, LLC (the "Company") as of and for the year ended December 31, 2019, we considered the Company's internal control in order to determine auditing procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements, and not to provide assurance on internal control. However, we noted certain matters involving internal control and its operation that we consider to be material weaknesses under the Securities Exchange Act.

A separate letter communicating internal control deficiencies that are of a lesser magnitude than material weaknesses has been issued to management.

Internal Control over Compliance

The Securities Exchange Act Rule 17a-5(d)(3)(iii) defines a material weakness as a deficiency, or combination of deficiencies, in internal controls over compliance such that there is a reasonable possibility that non-compliance with §§ 240.15c3-1 or 240.15c3-3(e) will not be prevented or detected on a timely basis or that non-compliance to a material extent with § 240.15c3-3, except for paragraph (e), § 240.17a-13, or any account statement rule will not be prevented or detected on a timely basis.

We noted the following deficiency that we believe to be a material weakness in internal control over compliance.

Net Capital Computation

FGMK determined during testing of the FOCUS reports that the Company improperly allowed certain affiliated customer receivable and other affiliate receivable balances. These assets are regarded as non-allowable for net capital computation purposes. The Company was not in compliance with the net capital requirement under the Security and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) as of December 31, 2019 and at various times during the period from January 10, 2019 to February 24, 2020. FGMK recommends that the Company institute process and procedures to ensure that the Company maintains net capital compliance on a moment to moment basis.

As such, as of and for the year ended December 31, 2019, there is a reasonable possibility the Company's internal controls over compliance will not prevent or detect non-compliance with §§240.15c3-1 on a timely basis.

This letter is intended solely for the information and use of management of Triton Pacific Securities, LLC, and others within the organization, and is not intended to be, and should not be, used by anyone other than those specified parties.

FGMK, LLC

Chicago, Illinois
March 2, 2020

FGMK, LLC
fgmk.com

333 W. Wacker Drive, 6th Floor
Chicago, IL 60606
312.818.4300

2801 Lakeside Drive, 3rd Floor
Bannockburn, IL 60015
847.374.0400